UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

GEOEYE, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

37250W108
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to  which this Schedule 13G is filed:

                  [   ]   Rule 13d-1(b)
                  [X]   Rule 13d-1(c)
                  [   ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 37250W108

(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

Stephen Feinberg

(2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]	Not
(b) [ ]	Applicable

(3) SEC Use Only

(4) Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned
Each Reporting Person With by	(5) Sole Voting Power:	*
	(6) Shared Voting Power:	*
	(7) Sole Dispositive Power:	*
	(8) Shared Dispositive Power:	*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: *

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ X ]

(11) Percent of Class Represented by Amount in Row (9): *

(12) Type of Reporting Person (See Instructions): IA, IN

* Based on the information set forth in the Quarterly Report on Form 10-Q of GeoEye, Inc., a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission on November 9, 2010, there were 22,114,179 shares of the common stock, par value $0.01 per share (the “Common Shares”), of the Company outstanding as of November 5, 2010.  As of December 31, 2010, Cerberus Partners II, L.P., a Delaware limited partnership, and Cerberus Series IV Holdings, LLC, a Delaware limited liability company, held 22,380 and 1,960,620 Common Shares, respectively.  As of December 31, 2010, Cerberus Satellite LLC, a Delaware limited liability company, held 80,000 shares of Series A Convertible Preferred Stock (the “Series A Preferred Shares”) of the Company.  Pursuant to the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company (the “Certificate of Designations”), which was filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 24, 2010, the Series A Preferred Shares are convertible at any time, at the option of the holder; provided, however, that the holder shall have no right to convert Series A Preferred Shares to the extent that at such time, after giving effect to such conversion, the beneficial owner of the Series A Preferred Shares would have acquired beneficial ownership of a number of Common Shares that exceeds 19.99% of the number of Common Shares outstanding at such time immediately after giving effect to such conversion (the “Blocker”).  The Series A Preferred Shares are convertible into such number of Common Shares as is obtained by (i) multiplying the number of Series A Preferred Shares to be converted by $1,000 and adding to such product an amount equal to all declared but unpaid dividends and all accrued but unpaid dividends with respect to such shares and (ii) dividing the result obtained pursuant to clause (i) by the “Conversion Price.”  The Conversion Price was initially $29.76, which is subject to certain adjustments as set forth in the Certificate of Designations.  As of December 31, 2010,  taking into account the Blocker, the 80,000 Preferred Shares were convertible into 2,439,835 Common Shares.  The Series A Preferred Shares have no expiration date. Stephen Feinberg, through one or more entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by Cerberus Partners II, L.P., Cerberus Series IV Holdings, LLC and Cerberus Satellite LLC.  As a result, as of December 31, 2010, taking into account the Blocker, Mr. Feinberg may be deemed to beneficially own 4,422,835 Common Shares, or 19.99% of the Common Shares deemed issued and outstanding.

Item 1(a) Name Of Issuer: GeoEye, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:
21700 Atlantic Boulevard
Dulles, VA 20166

Item 2(a) Name of Person Filing: Stephen Feinberg

Item 2(b) Address of Principal Business Office or, if None, Residence:
299 Park Avenue, 22nd Floor
New York, New York 10171

Item 2(c) Citizenship: United States

Item 2(d) Title of Class of Securities: Common Stock, par value $0.01 per share

Item 2(e) CUSIP No.: 37250W108

Item 3. If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

Not Applicable.

Item 4. Ownership.

(a) Amount Beneficially Owned (as of December 31, 2010):	*

(b) Percent of Class (as of December 31, 2010):	*

(c) Number of Shares as to which such person has:

(i) sole power to vote or to direct the vote:	*

(ii) shared power to vote or to direct the vote:	*

(iii) sole power to dispose or to direct the disposition of:	*

(iv) shared power to dispose or to direct the disposition of:	*
_____________

* Based on the information set forth in the Quarterly Report on Form 10-Q of GeoEye, Inc., a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission on November 9, 2010, there were 22,114,179 shares of the common stock, par value $0.01 per share (the “Common Shares”), of the Company outstanding as of November 5, 2010.  As of December 31, 2010, Cerberus Partners II, L.P., a Delaware limited partnership, and Cerberus Series IV Holdings, LLC, a Delaware limited liability company, held 22,380 and 1,960,620 Common Shares, respectively.  As of December 31, 2010, Cerberus Satellite LLC, a Delaware limited liability company, held 80,000 shares of Series A Convertible Preferred Stock (the “Series A Preferred Shares”) of the Company.  Pursuant to the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company (the “Certificate of Designations”), which was filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 24, 2010, the Series A Preferred Shares are convertible at any time, at the option of the holder; provided, however, that the holder shall have no right to convert Series A Preferred Shares to the extent that at such time, after giving effect to such conversion, the beneficial owner of the Series A Preferred Shares would have acquired beneficial ownership of a number of Common Shares that exceeds 19.99% of the number of Common Shares outstanding at such time immediately after giving effect to such conversion (the “Blocker”).  The Series A Preferred Shares are convertible into such number of Common Shares as is obtained by (i) multiplying the number of Series A Preferred Shares to be converted by $1,000 and adding to such product an amount equal to all declared but unpaid dividends and all accrued but unpaid dividends with respect to such shares and (ii) dividing the result obtained pursuant to clause (i) by the “Conversion Price.”  The Conversion Price was initially $29.76, which is subject to certain adjustments as set forth in the Certificate of Designations.  As of December 31, 2010,  taking into account the Blocker, the 80,000 Preferred Shares were convertible into 2,439,835 Common Shares.  The Series A Preferred Shares have no expiration date. Stephen Feinberg, through one or more entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by Cerberus Partners II, L.P., Cerberus Series IV Holdings, LLC and Cerberus Satellite LLC.  As a result, as of December 31, 2010, taking into account the Blocker, Mr. Feinberg may be deemed to beneficially own 4,422,835 Common Shares, or 19.99% of the Common Shares deemed issued and outstanding.

Item 5.    Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person

                            Not Applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

                            Not Applicable.

Item 8.    Identification and Classification of Members of the Group

                            Not Applicable.

Item 9.    Notice of Dissolution of Group

                            Not Applicable.

Item 10.   Certification

                            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of, or with the effect of, changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with, or as a participant in, any transaction having that purpose or effect.

SIGNATURE

                              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2011

/s/ Stephen Feinberg

Stephen Feinberg, in his capacity as the Managing Member of Cerberus Associates II, L.L.C., the general partner of Cerberus Partners II, L.P., and in his capacity as the Managing Member of Cerberus Institutional Associates, L.L.C., the general partner of Cerberus Institutional Partners, L.P., the managing member of Cerberus Series Four Holdings, LLC, the managing member of Cerberus Satellite LLC

   Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)